EXHIBIT 3

Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 5:   <u>Other Products and Services</u>

a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (<u>e.g.,</u> algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?

☒ Yes ☐ No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

The ATS offers a market data feed (the "IQX Data Feed") that disseminates all eligible orders that Subscribers submit to the Discrete Bid/Offer Matching Processes (as defined in Part III, Item 7). The IQX Data Feed only displays orders that Subscribers choose to display ("Displayed Orders").

Orders eligible to be Displayed Orders are: (1) Limit Orders, including ALO Orders; and (2) Primary Peg Orders, including ALO Orders. For more information on Order Types in the Discrete Bid/Offer Matching Processes, please see Part III, Item 7. The ATS will display Limit Orders and Primary Peg Orders that are at the same price as contra-side interest that is displayed (1) inside the ATS or (2) as part of the National Best Bid or Offer ("NBBO") as determined by the SIP and/or SRO proprietary data feeds. <u>Orders designated by a Subscriber to interact with other orders in a Hosted Pool, including orders designated to interact first with other orders in a Hosted Pool and then with orders outside the Hosted Pool, are not eligible to be Displayed Orders.</u>

Subscribers and non-Subscribers can receive the IQX Data Feed ("IQX Data Feed Recipients"). Non-Subscribers that receive the IQX Data Feed include buy-side firms, banks, and National Securities Exchanges. The IQX Data Feed is provided to IQX Data Feed Recipients through Pico. The ATS does not charge IQX Data Feed Recipients for the receipt of the IQX Data Feed. Pico, however, charges a telecommunications/communications fee of $500 per month to receive the IQX Data Feed that IQX Data Feed Recipients are responsible for paying. Additional information regarding the IQX Data Feed can be found in response to Part III, Item 15.

b. If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

c. Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?

☐ Yes ☒ No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here.

d. If yes to Item 5(c), are the terms and conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?

☐ Yes ☐ No

If no, identify and explain any differences.

Part III: Manner of Operations

Item 5: Means of Entry

a. Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information exchange ("FIX") protocol, Binary)?

☒ Yes ☐ No

If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.

Answer:

General Operation of the ATS

Subscribers access the ATS via a Financial Information Exchange ("FIX") connection. Such access is available to Subscribers through an internet protocol address via communications that are compliant with the FIX API provided by the ATS. The ATS currently supports FIX 4.2.

The ATS does not accept orders via any other forms of communication (e.g., telephone, email, instant message).

Required Fields

Subscribers must communicate the following information to the ATS upon order entry through FIX:

Message Type
Client Order ID (unique identifier for order per session)
Execution Instructions
Subscriber Order Capacity (Agent, Principal, Riskless)
Symbol
Side (Buy, Sell, Sell Short, Sell Short Exempt)
Display
Price instructions
Time in Force

Time of Order Creation (expressed in UTC)

Order Type

Order Quantity

ClientID (used for identifying the client (MPID))

Handling Instruction (ATS supports automated execution and does not provide broker intervention)

Hosted Pool Tag (if applicable)

Order Parameters

Minimum Quantity - Subscribers may submit orders with a MinQty for execution. Subscribers may set MinQty to permit the aggregation of contra-side interest to meet the minimum quantity requirements.

Maximum Quantity – Subscribers may submit orders with a MaxQty for execution.

The ATS's FIX Specification is available to Subscribers upon request.

b. If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

c. Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales desk)?

☐ Yes ☒ No

If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.

d. If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?

☐ Yes ☐ No

If no, identify and explain any differences.

Item 7:   Order Types and Attributes

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

    i.   priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

ii.   conditions, including any price conditions (<u>e.g.,</u> how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

iii.   order types designed not to remove liquidity (<u>e.g.,</u> post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv.   order types that adjust their price as changes to the order book occur (*e.g.,* price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v.   whether an order type is eligible for routing to other Trading Centers;

vi.   the time-in-force instructions that can be used or not used with each order type;

vii.   the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

Answer:

<u>Order Types</u>

Midpoint Discrete Peg Orders

Midpoint Discrete Peg Orders are orders to buy or sell a stated amount of a security that are to be executed only at the midpoint price of the NBBO in the Midpoint Discrete Match Matching Process. The ATS will accept Midpoint Discrete Peg Orders with or without a limit price.   Midpoint Discrete Peg Orders will be non-displayed.

Midpoint Discrete Time-in-Force Peg Orders

Midpoint Discrete Time-in-Force Peg Orders are orders to buy or sell a stated amount of a security that are to be executed only at the midpoint price of the NBBO in the Midpoint Discrete Match Matching Process. The ATS will accept Midpoint Discrete Time-in-Force Peg Orders with or without a limit price.   Midpoint Discrete Time-in-Force Peg Orders will be non-displayed. Midpoint Discrete Time-in-Force Peg Orders will be automatically canceled by the ATS within 100 milliseconds of order receipt by the matching engine. The amount of time until the Midpoint Discrete Time-in-Force Peg Order will be automatically canceled is calculated from the time of order receipt. The amount of time until a Midpoint Discrete Time-in-Force Peg Order is canceled is determined by the ATS's AI Model and is calibrated on a security-by-security basis. The time period until automatic cancellation will be longer than or equal to the minimum resting time period. The time period until automatic cancellation may be less than the time between Match Events such that a Midpoint Discrete Time-in-Force Peg Order may be cancelled without participating in a Match Event. For instance, if, for a particular security, the time period until automatic cancellation is 20 milliseconds but the time between Match Events is 30 milliseconds, it is possible that a Midpoint Discrete Time-in-Force Peg Order would be entered by a Subscriber and be automatically cancelled before the first Match Event subsequent to order entry.   The factors that contribute to determining the amount of time until a Midpoint Discrete Time-in-Force Peg Order is canceled include time of day, price reaction after trades, volume and volatility in the security, average spread, trade size, and other market factors. The time until cancellation is adjusted after enough data points have been accumulated to warrant an adjustment. A Subscriber may cancel a Midpoint Discrete Time-in-Force Peg Order at any time before the order is fully executed or the ATS cancels the order.

Below is an example of the operation of a Midpoint Discrete Time-in-Force Peg Order:

> Security XYZ has a Match Event Interval to occur between 7 to 12 milliseconds apart.
>
> The next Match Event is scheduled at 10:01:04:010.
>
> At 10:01:04:000, Subscriber A submits a 1000 share Midpoint Discrete Time-in-Force Peg buy order with a limit price of $25.06 to participate in the Midpoint Discrete Matching Process for Security XYZ. Assume that the time period until the Midpoint Discrete Time-in-Force Peg Order is automatically cancelled for Security XYZ is 30 milliseconds.
>
> At 10:01:04:005, Subscriber B submits a 500 share sell order with no limit price and a TIF of Day to participate in the Midpoint Discrete Matching Process for Security XYZ.

At the next scheduled Match Event for Security XYZ, (10:01:04:010), the matching engine retrieves the NBBO and determines that the NBBO is $25.05 by $25.07. The Midpoint price at the time of the Match Event is $25.06 and is the Matching Price. Assuming that Subscriber A's and Subscriber B's orders have met the minimum resting period, Subscriber A will match 500 shares with Subscriber B at $25.06 during the Match Event at 10:01:04:010. Subscriber A's remaining order for 500 shares is eligible to participate in any subsequent Midpoint Discrete Matching Processes occurring prior to the automatic cancellation of the order by the ATS at 10:01:04:030.

Primary Peg Orders

Primary Peg Orders are orders to buy at the NBB, or sell at the NBO, a stated amount of a security that are to be executed only in the Discrete Bid/Offer Matching Processes. Orders may be submitted with or without a limit price. Primary Peg Orders may be displayed or non-displayed at the Subscriber's discretion. If a displayed Primary Peg Order would cross contra-side interest displayed inside the ATS or as part of the NBBO, such order will be displayed and ranked at the contra-side interest inside the ATS or NBBO price. In the event the displayed contra-side interest inside the ATS or the NBBO updates, such order's displayed and ranked price will be updated to the most aggressive price permissible without crossing displayed contra-side interest inside the ATS or the NBBO, up to the order's limit price.

Marketable Peg Orders

Marketable Peg Orders are orders to buy at or below the NBO, or sell at or above the NBB, a stated amount of a security that are to be executed only in the Discrete Bid/Offer Matching Processes. Orders may be submitted with or without a limit price. Marketable Peg Orders will be non-displayed

Limit Orders

Limit Orders are orders to buy or sell a stated amount of a security at a specified price or better that are to be executed only in the Discrete Bid/Offer Matching Processes. Limit Orders may be displayed or non-displayed at the Subscriber's discretion. If a displayed Limit Order would cross contra-side interest displayed inside the ATS or as part of the NBBO, such order will be displayed and ranked at the displayed contra-side interest inside the ATS or NBBO price. In the event the displayed contra-side interest inside the ATS or the NBBO updates, such order's displayed and ranked price will be updated to the most aggressive price permissible without crossing displayed contra-side interest inside the ATS or the NBBO, up to the order's limit price.

Market Orders

Market Orders are orders to buy or sell a stated amount of a security that is to be executed at or in between the NBBO only in the Discrete Bid/Offer Matching Processes. Market Orders will be non-displayed.

Add Liquidity Only Orders

Subscribers may designate Orders as Add Liquidity Only ("ALO"). ALO Orders are to be entered only in the Discrete Bid/Offer Matching Process. ALO orders are Limit or Primary Peg orders that rest on the order book instead of the order being able to execute against contra interests that are already on the book at the same price or better price. ALO orders will only interact with other orders if the ALO order would be adding liquidity. Generally, for two given orders the one received first by the Matching Engine will be deemed to be adding liquidity.

The ATS will accept orders with time-in-force instructions of Day or IOC. Day will be the default time-in-force instruction. Day Orders will be held by the ATS on its books from the time of receipt until the end of Regular Trading Hours. If unfulfilled by the end of Regular Trading Hours, such Day orders will be cancelled and the Subscriber who submitted the order will be notified. IOC orders will only be available in the Discrete Bid/Offer Matching Processes and will be held until the completion of the next Match Event, and if unexecuted, will be canceled. IOC orders may be submitted with or without a limit price. IOC Orders will be non-displayed. All orders entered into the ATS are considered Not Held.

All open orders are canceled at the end of the trading day.

<u>Routing</u>

IntelligentCross does not support the routing of orders to any other venue.

Message Priority

Incoming orders and related messages are processed in the order in which they are received by the ATS.

Match Priority

Generally, an order's match priority will be based on price, display type (for the Discrete Bid/Offer Matching Processes), and the time at which such order is received relative to other orders. With respect to the Discrete Bid/Offer Matching Processes, at each price level, Display Orders will have priority over non-Display Orders. All orders will be timestamped and accordingly prioritized based on the time of their receipt by the ATS. Matching instructions are specified in accordance with the FIX protocols described above in Part III, Item 5 and defined by industry standard FIX tags defined for these matching instructions.

Orders received by the ATS during the Pre-Market Order Acceptance Period will be queued until the beginning of Regular Trading Hours and then matched with time priority based on the order receipt by the ATS. Orders received outside these periods will not be accepted. For all eligible securities, the ATS will only execute if Limit-Up-Limit-Down ("LULD") bands are present and the effective price of a potential match is not constrained by a LULD band.

Order Amendment

An open order may be amended by Subscribers to the extent the amendment is received by the ATS before a Match Event involving that order occurs. Order amendments are processed in the order in which they are received by the ATS. The match priority of an order will be preserved when amending the quantity of an order to a value *less* than the existing quantity of the order; however, the match priority of an order will be lost when amending the quantity of an order to a value *greater* than the existing quantity or when amending any other value in addition to the quantity of the order.

Order Cancellation

An open order may be cancelled by Subscribers to the extent the cancellation order is received by the ATS before a Match Event involving that order occurs. Cancellation orders will cancel all remaining open quantity on an order. Cancellation orders are processed in the order in which they are received by the ATS.

Hosted Pools

A Subscriber may designate that an order interact with other orders entered by that same Subscriber through a Hosted Pool. Subscribers may enter such orders in either a principal or agency capacity. An order designated to interact within a Hosted Pool can also be designated to interact with the liquidity outside the Hosted Pool after checking for liquidity available in the Hosted Pool. In particular, during a Match Event, the matching engine will, in sequential order, (1) match orders eligible to be matched in Hosted Pools, and then (2) match orders outside the Hosted Pool, including orders designated to interact first in a Hosted Pool and then outside a Hosted Pool.

The ATS's Hosted Pools accept "Conditional Orders." Conditional Orders are not accepted outside of the ATS's Hosted Pools. See Part III, Item 9 for a discussion of Conditional Orders.

    b.   Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

Item 9:   <u>Conditional Orders and Indications of Interest</u>

    a.   Does the NMS Stock ATS send or receive any messages indicating trading interest (*e.g.,* IOIs, actionable IOIs, or conditional orders)?

☒ Yes ☐ No

If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).

The ATS's Hosted Pools accept "Conditional Orders." The ATS does not accept Conditional Orders outside of the ATS's Hosted Pools. Conditional Orders are only available as part of the Midpoint Discrete Matching Process inside the Hosted Pool. A Conditional Order must contain the same information as a firm order being entered as part of the Midpoint Discrete Matching Process. A Conditional Order is an instruction to the ATS that the Subscriber wants to interact with the Hosted Pool on a conditional basis. A Conditional Order never executes; instead, when a Conditional Order would otherwise match with a firm order or a Conditional Order in the Hosted Pool the Conditional Order is cancelled by the ATS and an Invite is sent to the originating Subscriber, inviting the Subscriber to send a Firm-Up Order in response.

A Firm-Up Order must contain the same symbol and side as the Conditional Order related to the Invite or it will be rejected by the ATS.   A Firm-Up Order must be designated to interact with (1) the Hosted Pool, or (2) the Hosted Pool and then the liquidity outside the Hosted Pool after checking for liquidity in the Hosted Pool. A Firm-Up Order must be designated to participate in the Midpoint Discrete Matching Process. The Firm-Up Orders will have a time-in-force of one (1) second, after which any unfilled portion will be cancelled. The Firm-Up Orders are treated like "standard" firm orders for matching and priority purposes. A Firm-Up Order does not need to be submitted within a specified time period after an Invite is sent.

Conditional Order Interaction: In the event eligible contra-party interest exists in the Hosted Pool, whether such contra-party interest is a firm or Conditional Order, the ATS will notify the Subscriber submitting the Conditional Order via FIX (such notification, the "Invite") and request that the Subscriber "firm-up" by submitting a firm order in response to the Invite (such firm orders, "Firm-Up Orders"). For purposes of determining whether to generate an Invite, only contra-side interest that would have permitted an execution at the time of the match (had both the Conditional Orders and contra-side interest been firm orders), including satisfying the Conditional Order's minimum quantity size requirement, are considered "eligible." A single eligible contra-side order may generate multiple Invites. For example, where two Conditional Orders are resting on the ATS and a single eligible contra-side order is submitted, both Conditional Orders will receive Invites.

b. If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

Item 11:   Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

Answer:

Discrete Match Events

The ATS accepts orders in all NMS Stocks eligible for trading (e.g., those that are not subject to a trading halt). The ATS offers two separate matching processes ("Matching Processes") that execute orders using discrete match events ("Match Events") in each security. Subscribers choose which Matching Process to which they send their orders. The Matching Processes are: (1) the "Midpoint Discrete Matching Process," which only include Midpoint Discrete Peg Orders and Midpoint Discrete Time-in-Force Orders and executes such orders at the midpoint of the prevailing NBBO at the time of the Match Event; and (2) the "Discrete Bid/Offer Matching Processes," which includes limit, market, ALO, and primary and marketable peg orders that execute at prices that are at or between the prevailing NBBO at the time of the Match Event. The Midpoint Discrete Matching Process is also referred to as Intelligent Midpoint. The Discrete Bid/Offer Matching Process is also referred to as ASPEN (Adverse Selection Protection Engine).

The Discrete Bid/Offer Matching Processes are three separate but identical Matching Processes that are distinguished solely by their fee structure. The three Discrete Bid/Offer Matching Processes are: "Discrete Bid/Offer Fee/Fee"; "Discrete Bid/Offer Maker/Taker"; and "Discrete Bid/Offer Taker/Maker."   All Matching Processes, including the Midpoint Discrete Matching Process, act independent of each other, i.e., orders resting in one book do not interact with orders resting in another book.

Orders in the Midpoint Discrete Matching Process will not be displayed. Orders in the Discrete Bid/Offer Matching Processes may be marked by Subscribers as either displayed or non-displayed. Orders eligible to be Displayed Orders are: (1) Limit Orders, including ALO Orders and (2) Primary Peg Orders, including ALO Orders. The ATS will display Limit Orders and Primary Peg Orders that are at the same price as contra-side interest that is displayed (1) inside the ATS or (2) as part of the National Best Bid or Offer ("NBBO") as determined by the SIP and/or SRO proprietary data feeds. If a displayed Limit Order or Primary Peg Order would cross displayed contra-side interest inside the ATS or the NBBO, such order will be displayed at the displayed contra-side interest inside the ATS or NBBO price. In the event the displayed contra-side interest inside the ATS or the NBBO updates, such order's displayed price will be updated to the most aggressive price permissible without crossing displayed contra-side interest inside the ATS or the NBBO, up to the order's limit price. ALO orders will only execute if they are adding liquidity and will remain on the order book until canceled or they receive an execution.

b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

Answer:

The Matching Processes contain the following characteristics and any differences between them will be noted accordingly.

Match Events

The Match Events in each security occur at scheduled times as determined by the ATS's matching algorithm throughout the day and are calibrated separately by each Matching Process. Each Matching Process acts independently of each other. Described below is how the ATS determines the time between Match Events and how the ATS calibrates this time for each Matching Process.

Match Event Intervals for Midpoint Discrete Matching Process

The ATS randomizes the time between Match Events within a time range ("Match Event Intervals"); Match Event Intervals are calibrated on a security-by-security basis. A Match Event Interval for a security consists of a minimum amount of time between Match Events and a maximum amount of time between Match Events. The reason the time between Match Events is randomized within a Match Event Interval is to prevent Subscribers from attempting to discern a trading advantage by determining when the next Match Event will occur. The Midpoint Discrete Matching Process has Match Event Intervals between 150 microseconds and up to 200 milliseconds that are calibrated on a security-by-security basis.

At each Match Event for each security, the matching engine for the Midpoint Discrete Matching Process will retrieve the current NBBO and check its book for orders that can be matched. Orders eligible for matching will be matched in time priority at the NBBO midpoint price at the Match Event. The purpose of the scheduled matches is to achieve two objectives: (1) provide for as many matches as possible to maximize liquidity; and (2) keep the NBBO as stable as possible for a period of time after executions occur on the ATS. During Match Event Intervals (i.e., between Match Events), Subscribers have full order control and can cancel or reprice orders until the next Match Event.

The ATS's artificial intelligence functionality model ("AI Model") then analyzes the executions that occur on the ATS,including in Hosted Pools, and adjusts the Match Event Interval to achieve the two objectives described above. Other factors that contribute to determining the Match Event Interval include time of day, volume and volatility in the security, average spread, trade size, and other market factors. The Match Event Intervals per security are adjusted after enough data points have been accumulated to warrant an adjustment.

Below is an example of how the Midpoint Discrete Matching Process works using Match Event Intervals. The assumptions include:

Security XYZ has a Match Event Interval to occur between 7 to 12 milliseconds apart.

The next Match Event is scheduled at 10:01:04:003.

Subscriber A has submitted a 500 share buy order with a limit price of $25.06 and TIF of Day to participate in the Midpoint Discrete Matching Process for Security XYZ.

Subscriber B has submitted a 200 share buy order with a limit price of $25.07 and TIF of Day to participate in the Midpoint Discrete Matching Process for Security XYZ (this order was received after Subscriber A's order so Subscriber A has priority over Subscriber B).

Subscriber C submits a 600 share sell order with no limit price and a TIF of Day to participate in the Midpoint Discrete Matching Process for Security XYZ.

At the next scheduled Match Event for Security XYZ, (10:01:04:003), the matching engine retrieves the NBBO and determines that the NBBO is $25.05 by $25.07. The Midpoint price at the time of the Match Event is $25.06 and is the Matching Price. As a result, the following executions occur during the Match Event at 10:01:04:003.

Subscriber A will match 500 shares with Subscriber C at $25.06.

Subscriber B will match 100 shares with Subscriber C at $25.06.

Subscriber A's 500 share order has been fully filled.

Subscriber B received a fill of 100 shares and has 100 shares remaining that will be eligible for the next Match Event.

Subscriber C's 600 share order has been fully filled.

The next Match Event will be at a time between 10:01:04:010 and 10:01:04:015 because the last match event was at 10:01:04:003 and the Match Event Intervals are between 7 and 12 milliseconds apart. This process will continue throughout the trading day.

The AI Model makes a daily determination as to whether the Match Event Intervals for each security should be increased, decreased, or stay the same. Registered Persons of the ATS review and approve the changes made by the AI Model.

In the XYZ example described above, the Match Event Intervals could increase (e.g., from 7-12 milliseconds to 12-16 milliseconds) stay the same (7-12 milliseconds) or decrease (e.g., from 7-12 milliseconds to 5-8 milliseconds).

Match Event Intervals for The Discrete Bid/Offer Matching Processes

The Discrete Bid/Offer Matching Processes will have Match Event Intervals between 150 and 900 microseconds that will be calibrated on a security-by-security basis. The AI Model for the Discrete Bid/Offer Matching Processes is similar to the AI Model of the Midpoint Discrete Matching Process but is calibrated separately such that, for any given security, the Match Event Intervals for the Discrete Bid/Offer Matching Processes will be different from the Match Event Intervals for the Midpoint Discrete Matching Process.

Below is an example of how the Discrete Bid/Offer Matching Processes works using Match Event Intervals. The assumptions include:

Security XYZ has a Match Event Interval to occur between 175 to 200 microseconds apart.

The next Match Event is scheduled at 10:01:04:003:005.

Subscriber A has submitted a 500 share buy limit order with a limit price of $25.06 and TIF of Day to participate in the Discrete Bid/Offer Matching Processes for Security XYZ.

Subscriber B has submitted a 200 share buy limit order with a limit price of $25.07 and TIF of Day to participate in the Discrete Bid/Offer Matching Processes for Security XYZ.

Subscriber C submits a 600 share sell market order with no limit price and TIF of Day to participate in the Discrete Bid/Offer Matching Processes for Security XYZ.

At the next scheduled Match Event for Security XYZ (10:01:04:003:005), the matching engine retrieves the NBBO and determines that the NBBO is $25.05 by $25.07. As a result, the following executions occur during the Match Event at 10:01:04:003:005:

Subscriber B will match 200 shares with Subscriber C at $25.07.

Subscriber A will match 400 shares with Subscriber C at $25.06.

Subscriber B's 200 share order has been fully filled.

Subscriber A received a fill of 400 shares and has 100 shares remaining that will be eligible for the next Match Event.

Subscriber C's 600 share order has been fully filled at prices of $25.06 and $25.07.

The next Match Event will be at a time between 10:01:04:003:180 and 10:01:04:003:205 because the last match event was at 10:01:04:003:005 and the Match Event Intervals are between 175 and 200 microseconds apart. This process will continue throughout the trading day.

The AI Model makes a daily determination as to whether the Match Event Intervals for each security should be increased, decreased, or stay the same. Registered Persons of the ATS review and approve the changes made by the AI Model.

In the XYZ example described above the Match Event Intervals could increase (e.g., from 175-200 microseconds to 185-205 microseconds), stay the same (175-200 microseconds), or decrease (e.g., from 175-200 microseconds to 165-180 microseconds). The AI Model determines the amount of the increase or decrease in the Match Event Intervals.

Minimum Resting Period

For the Midpoint Discrete Matching Process, only orders that have rested on the order book for a minimum period of time are eligible to match. "Minimum Resting Periods" are determined by the AI Model and set in a stock-specific fashion, similar to Match Events. The purpose of these periods is to further reduce adverse selection. However, in no event will the minimum resting period exceed 200 milliseconds. At this time, there will be no Minimum Resting Period for orders on the Discrete Bid/Offer Matching Processes.

Anti-Internalization

The ATS provides an "anti-internalization" setting to its Subscribers. This setting can be enabled upon client request and will prevent the self-matching of two orders from the same Subscriber on the ATS's order books. This setting will not be enabled by default, but can be enabled upon Subscriber request and will be enforced by the Client ID setting. Subscribers can either contact IntelligentCross trading operations to enable this functionality on an MPID basis or they can configure the trading systems to prevent self-crossing at a client or trading desk level.

Locked or Crossed Market

The ATS will not match if the NBBO as determined by the SIP and/or SRO proprietary data feeds for the stock is crossed (where the NBB price exceeds the NBO price) or if the NBBO as determined by the SIP and/or other SRO proprietary data feeds is locked (where the NBB price equals the NBO price).

Sub-Dollar Pricing

For orders in the Midpoint Discrete Matching Process, in the event that the NBB is less than $1.00, the ATS will execute orders at the midpoint price, regardless of the number of decimal places.

For orders in the Discrete Bid/Offer Matching Processes, in the event that the NBB is less than $1.00, the ATS will execute orders at valid prices within the NBBO.

Orders Eligible for Matching

With respect to the Midpoint Discrete Matching Process, the following orders will be eligible for matching during a Match Event:

1. Midpoint Discrete Peg Orders that are buy orders with limit prices equal to or higher than NBBO midpoint.
2. Midpoint Discrete Peg Orders that are sell orders with limit prices equal to or lower than NBBO midpoint.
3. Midpoint Discrete Peg Orders without limit prices.
4. Midpoint Discrete Time-in-Force Peg Orders that are buy orders with limit prices equal to or higher than NBBO midpoint.
5. Midpoint Discrete Time-in-Force Peg Orders that are sell orders with limit prices equal to or lower than NBBO midpoint.
6. Midpoint Discrete Time-in-Force Peg Orders without limit prices.

With respect to the Discrete Bid/Offer Matching Processes, the following orders will be eligible for matching during a Match Event:

1. Primary Peg Orders with no limit price or those with limit prices that are within the prevailing NBBO at the time of a Match Event.
2. Marketable Peg Orders with no limit price or those with limit prices that can execute within the prevailing NBBO at the time of a Match Event.
3. Limit Orders with limit prices that are within the prevailing NBBO at the time of a Match Event.
4. Market Orders.
5. ALO Orders

Match Priority Criteria

Generally, an order's match priority will be based on price, display type (for the Discrete Bid/Offer Matching Processes), and the time at which such order is received relative to other orders. With respect to the Discrete Bid/Offer Matching Processes, at each price level, Display Orders will have priority over non-Display Orders. All orders will be timestamped and accordingly prioritized based on the time of their receipt by the ATS. Matching instructions are specified in accordance with the FIX protocols described above in Part III, Item 5 and defined by industry standard FIX tags defined for these matching instructions.

Orders received by the ATS during the Pre-Market Order Acceptance Period will be queued until the beginning of Regular Trading Hours and then matched with time priority based on the order receipt by the ATS. Orders received outside these periods will not be accepted. For all eligible securities, the ATS will only execute if Limit-Up-Limit-Down ("LULD") bands are present and the effective price of a potential match is not constrained by a LULD band.

An amendment of an outstanding order will affect its match priority and Minimum Resting Period as follows:

1. If an order's size is decreased, its timestamp will remain the same, its priority will *not* change and it will *not* wait through a new Minimum Resting Period.
2. If an order's size is increased, the timestamp will be renewed, its priority will change and, if part of the Midpoint Discrete Matching Process, it will wait through a new Minimum Resting Period.
3. If an order's price is changed, the timestamp will be renewed, its priority will change and, if part of the Midpoint Discrete Matching Process, it will wait through a new Minimum Resting Period.

IntelligentCross conducts trading strictly in an agency capacity on the ATS. IntelligentCross does not conduct trading in a proprietary capacity.

Execution Errors

The ATS has written supervisory policies and procedures in place to handle trade execution errors and "clearly erroneous trades." Each potential error situation will be evaluated by the ATS's personnel on a case by-case basis. In particular, the ATS's error policy is included within the ATS's Subscriber Agreement that is signed by both parties (ATS and client) prior to the Subscriber's commencement of trading activity upon the ATS's platform. If a trade is transacted in error and it is determined that the error was due to a system failure or other issue with the ATS's platform that resulted in a poor execution (i.e., outside the NBBO), the ATS will contact each of the Subscribers associated with the error cross trade and inform them that the ATS is canceling the trade. The ATS will then initiate the cancel on the ATS and communicate either electronically (ACT Web for NASDAQ TRF) or over the telephone (NYSE TRF) the trade report cancellation for each side of the cross trade. In the instances in which the trade was good (i.e., inside the NBBO), and as a result of a systems issue, the ATS failed to acknowledge the execution to one of the two Subscribers associated with the error cross trade transacted on the ATS, the ATS will contact the affected Subscriber and ask whether or not they want to maintain (keep) the trade. If the Subscriber does not want to maintain the trade, the ATS will take the affected Subscriber's position and book it to IntelligentCross's error account. IntelligentCross will then trade out of the error position via IntelligentCross's routing broker as soon as is possible. An IntelligentCross employee will book the error position and subsequently close-out the transaction through IntelligentCross's error account for settlement purposes and document within IntelligentCross's systems all details regarding the error transaction(s). The error transaction detail will include all details surrounding the error trade(s) and subsequent close-out trades (if any). The detail will also include an identification of all associated parties, the cause/reason for the error, or details surrounding Subscriber contact(s). The error trade detail will then be reviewed and electronically signed off as "compliance review" by the CCO or his designee and subsequently reviewed and signed off on as "Supervisory Review" by IntelligentCross's CEO or his/her supervisory principal designee.

The ATS will also ensure accurate CAT reporting.

With respect to a market wide event that may contain clearly erroneous transaction, the ATS monitors all email notification regarding clearly erroneous transactions. Upon receipt of a clearly erroneous e-mail notification, the ATS will immediately review the ATS's trading activity during the relevant timeframe to determine whether or not the ATS traded the securities referenced in the notification. The ATS will then take immediate action (if any executions have been identified through the review) to reverse the trades upon the ATS and NASDAQ's WebLink ACT. A file in IntelligentCross's systems will be created that documents any ACT reversals that have been performed as a result of a clearly erroneous notification.

Order Entry Restrictions

The ATS will not accept orders that reference a symbol not authorized for trading (e.g., if there is a trading halt). The minimum price variation ("MPV") for orders received by the ATS shall be $0.01 for orders priced $1.00 or greater, and $0.0001 for orders priced below $1.00. Orders received with increments below the MPV will be rejected.

Sell orders must be designated as long, short or short exempt in the event there is a short sale restriction in place. Subscribers are responsible for the compliance of their trades with all short sale locate and delivery rules and regulations.

Anonymity

All orders, executions, clearing contracts, and post-trade reports are anonymous. Subscribers are only made aware of IntelligentCross as party or contra-party on orders and executions.

The ATS does not provide any means of communication between Subscribers. There is no negotiation, chat, instant message, indication of interest, "Flash Order", or similar functionality provided.

Hosted Pools

Orders from a Subscriber can be designated to interact with orders from the same Subscriber in a Hosted Pool, for those Subscribers that have established a Hosted Pool. Unless otherwise stated, the matching and trading rules in a Hosted Pool are the same as in the ATS.

Subscribers may designate an order to interact within a Hosted Pool, as well as to interact with the liquidity outside the Hosted Pool after checking for liquidity in the Hosted Pool.   In particular, at each Match Event, the matching engine will, in sequential order, (1) match orders eligible to be matched in Hosted Pools, and then (2) match orders outside the Hosted Pool, including orders designated to interact first in a Hosted Pool and then outside a Hosted Pool.

The ATS's Hosted Pools accept "Conditional Orders." Conditional Orders are not accepted outside of the ATS's Hosted Pools. See Part III, Item 9 for a discussion of Conditional Orders.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

Item 14: Counter-Party Selection

a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?

☒ Yes ☐ No

If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

Anti-Internalization

The ATS provides an "anti-internalization" setting to its Subscribers. This setting can be enabled upon client request and will prevent the self-matching of two orders from the same Subscriber on the ATS's order books. This setting will not be enabled by default, but can be enabled upon Subscriber request and will be enforced by the Client ID setting. Subscribers can either contact IntelligentCross trading operations to enable this functionality on an MPID basis or they can configure the trading systems to prevent self-crossing at a client or trading desk level.

Hosted Pool

Subscribers may designate orders to interact with orders only from the same Subscriber in the Hosted Pool. Unless otherwise indicated, the matching and trading rules in a Hosted Pool are the same as in the ATS. The ATS will determine whether or not to offer Hosted Pool functionality on a Subscriber-by-Subscriber basis, with the ATS making its determination mainly based on current and expected order flow volume.

b. If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator?

☐☒ Yes ☒ No

If no, identify and explain any differences.

The ATS will determine whether or not to offer Hosted Pool functionality on a Subscriber-by-Subscriber basis, with the ATS making its determination mainly based on current and expected order flow volume. Notwithstanding the foregoing, the procedures for trading in a Hosted Pool are the same for all Subscribers.

Item 15:   Display

a. Does the NMS Stock ATS operate as an Electronic Communication Network as defined in Rule 600(a)(23) of Regulation NMS?

☐ Yes ☒ No

b. Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?

☒ Yes ☐ No

If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.

For the Discrete Bid/Offer Matching Processes, the ATS offers the IQX Data Feed, which displays eligible orders in real-time to IQX Data Feed Recipients. Subscribers, in their discretion, may submit Primary Peg Orders, Limit Orders and ALO Orders as displayed orders. The ATS will display Limit Orders and Primary Peg Orders that are at the same price as contra-side interest that is displayed (1) inside the ATS or (2) as part of the National Best Bid or Offer ("NBBO") as determined by the SIP and/or SRO proprietary data feeds. For all Displayed Orders, the ATS disseminates all eligible bids and offers along with the size available (full depth of book) in the IQX Data Feed as part of the Discrete Bid/Offer Matching Processes. The IQX Data Feed also disseminates all executions that occur in the Discrete Bid/Offer Matching Processes in real-time. The execution information includes the price and number of shares executed.

Orders designated by a Subscriber to interact with other orders in a Hosted Pool are not eligible to be Displayed Orders. Executions occurring in a Hosted Pool are not disseminated in the IQX Data Feed.

c. If yes to Item 15(b), are the display procedures required to be identified in 15(b) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

Item 19:   Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

Answer: For the Midpoint Discrete Matching Process and the Discrete Bid/Offer Matching Process Fee/Fee, the Base Rate charged by IntelligentCross is .0008 per share for each side of a transaction. The Base Rate for the Discrete Bid/Offer Matching Process Maker/Taker is (.0028) rebate per share for Subscribers that provide liquidity and .0030 per share fee for Subscribers that remove liquidity.

The Base Rate for the Discrete Bid/Offer Matching Process Taker/Maker is (.0016) rebate per share for Subscribers that remove liquidity and .0020 per share fee for Subscribers that provide liquidity.

Orders executed in a Hosted Pool are charged fees in a range from .0001 to .0030 per share. The fees associated with the Hosted Pool are negotiated fees, and may be re-evaluated from time to time.

The other fees incurred by Subscribers of the ATS are SRO fees and fees charged by our clearing provider, Instinet.

The ATS passes through certain regulatory fees (including FINRA's Section 3 fee and Trading Activity Fee ("TAF") for Subscribers who are not FINRA members), and fees billed to the ATS for Subscribers through third-party providers for accessing market data.

b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

Answer: N/A.

c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

Answer: With respect to trading in the Midpoint Discrete Matching Process and the Discrete Bid/Offer Matching Process Fee/Fee, there are two ways existing ATS Subscribers can pay lower fees, ("Subscriber Fee Discount"), as described below:

1. Total Composite Volume (TCV) Incentive*--if average daily participation of TCV is:

TCV %	Commission rate per share traded
=> 12 bps of TCV	2 mils per share
=> 10 bps of TCV	3 mils per share
=> 8 bps of TCV	4 mils per share
=> 4 bps of TCV	6 mils per share
=> Base Rate	8 mils per share

*Criteria
- The Base Rate is the same for all Subscribers. Any Subscriber Fee Discount Rate will be calculated retroactively on all shares traded for that calendar month and will be rounded down.

- TCV is the total market volume in all NMS Stocks reported to the Consolidated Tape.

2. Active Order Incentive**

Live in 200 to 500 unique symbols at a time (on average) 6 mils per share
Live in 501 to 1000 unique symbols at a time (on average) 4 mils per share
Live in 1001 to 2000 unique symbols at a time (on average) 3 mils per share
Live in over 2000 unique symbols at a time (on average) 2 mils per share

**Criteria
- On a per symbol basis, orders must be 95% marketable where marketable means: (1) for the Midpoint Discrete Matching Process orders priced at NBBO midpoint or more aggressive than midpoint and (2) the Discrete Bid/Offer Matching Process Fee/Fee buy orders priced at the NBB or above and sell orders at the NBO or below.
- IntelligentCross will monitor open orders every few minutes to calculate the average unique symbols in the book on a daily basis.
- Have a minimum allow execution quantity (MinQty tag) of less than or equal to 100 shares.
- Have a maximum allow execution quantity (MaxQty tag) of greater than or equal to 100 shares.
- Not be an IOC Order.
- Rate will be calculated retroactively on all shares traded for that calendar month and will be rounded down.
- If a Subscriber is live for a symbol in both the Midpoint Discrete Matching Process and the Discrete Bid/Offer Matching Process Fee/Fee, it will count twice for purposes of qualifying for the Active Order Incentive.

Trading in the Discrete Bid/Offer Matching Process Maker/Taker and Discrete Bid/Offer Matching Process Taker/Maker will not be taken into account for purposes of qualifying for the Subscriber Fee Discount. If a Subscriber qualifies for a Subscriber Fee Discount, the pricing will apply to their trading activity in both the Midpoint Discrete Matching Process and the Discrete Bid/Offer Matching Process Fee/Fee. The ATS can offer the Subscriber Fee Discount to allow new Subscribers to receive the Subscriber Fee Discount and pay the lowest fee charged to any existing Subscriber based on the above criteria for up to three months.